Filed pursuant to Rule 433

Registration Statement No. 183920

December 3, 2014

FREE WRITING PROSPECTUS

FOR IMMEDIATE RELEASE

Wednesday, December 3, 2014

SANTIAGO, CHILE —

New Notes Offerings

The Republic of Chile (“Chile”) announced today the commencement of a global offering (the “USD Notes Offering”) of a series of global notes due 2025 to be denominated in U.S. dollars (the “USD Notes”), as well as a concurrent offering (the “Euro Offering”) of a series of global notes to be denominated in Euros (the “Euro Notes” and, together with the USD Notes, the “New Notes”).  Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Santander Investment Securities Inc. or their affiliates will serve as Joint Lead Managers and Bookrunners for those offerings (collectively, the “New Notes Offerings”).

The New Notes Offerings are being made only by means of a prospectus supplement and an accompanying base prospectus under Chile’s registration statement (as amended) filed with the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  Copies of the prospectus supplement and prospectus for the New Notes Offerings may be obtained by calling Citigroup Global Markets Inc. at 1-800-831-9146, HSBC Securities (USA) Inc. at 1-866-811-8049 or Santander Investment Securities Inc. at 1-212-407-7822.

Chile intends to use the net proceeds of the sale of the USD Notes and the Euro Notes for general purposes of the government, and to the extent those proceeds exceed the U.S. dollar equivalent of US$1,500,000,000, Chile shall use any such excess from the offering of the USD Notes to pay the purchase price for certain outstanding debt securities of Chile that are validly tendered and accepted in the offer to purchase described below.

Application will be made to have the New Notes admitted to the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Tender Offer

Chile also announced today the commencement of an offer to purchase for cash (the “Tender Offer”) debt securities of each series listed in the table below (the “Old Notes” and each Old Notes, a “series” of Old Notes) for an aggregate amount of Old Notes that will not result in the aggregate purchase price to be paid for all Old Notes tendered and accepted for purchase pursuant to the Tender Offer (the “Aggregate Purchase Price”) exceeding a maximum purchase amount to be determined by Chile in its sole discretion (the “Maximum Purchase Amount”).  The terms and conditions of the Tender Offer are set forth in the Offer to Purchase, dated December 3, 2014 (the “Offer to Purchase”).

The Tender Offer is not conditioned upon any minimum participation of any series of Old Notes, but is conditioned on the pricing of the USD Notes in an amount, with pricing and on terms and conditions acceptable to Chile in its sole discretion.

The tender period (the “Tender Period”) will commence at 8:00 a.m., New York time, on Wednesday, December 3, 2014 and expire at 4:00 p.m., New York time, on the same day unless extended or earlier terminated.  The settlement of the Tender Offer is scheduled to occur on Thursday, December 11, 2014 (the “Tender Offer Settlement Date”).  The purchase price to be paid for the Old Notes of each series tendered and accepted pursuant to the Tender Offer will be a purchase price to be determined in accordance with the procedures set forth in the Offer to Purchase using the fixed spread specified in the table below (the “Purchase Price”), which will include any accrued and unpaid interest (the “Accrued Interest”) on their Old Notes up to (but excluding) the Tender Offer Settlement Date.

Old Notes	Outstanding Principal Amount as of Tuesday, December 2, 2014		ISIN	CUSIP	Common Code	Reference U.S. Treasury Security(1)	Bloomberg Screen	Fixed Spread (Basis Points)	Hypothetical Purchase Price (per US$1,000 principal amount)(2)
3.875% Global Notes due 2020 (“2020 Notes”)	US$	1,000,000,000	US168863AVO4	168863AVO	053152031	1.500% due November 30, 2019	FIT1	T+65bp	US$	1,086.67
3.250% Global Notes due 2021 (“2021 Notes”)	US$	1,000,000,000	US168863AW86	168863AW8	067684150	2.250% due November 15, 2024	FIT1	T+25bp	US$	1,044.45

(1)The Dealer Managers will establish the U.S. Treasury Rate using the bid-side price of the Reference U.S. Treasury Security on the applicable Bloomberg Screen (set forth above) at or around the pricing of the New Notes (the “UST Rate”).

(2)The Hypothetical Purchase Price for the Old Notes has been calculated using the bid-side price of the Reference U.S. Treasury Security on the Bloomberg Screen at 2:00 p.m., EST, on Tuesday, December 2, 2014.

During the Tender Period, a holder of Old Notes may place orders to tender Old Notes (“Tender Orders”) only through the Dealer Managers.  Holders will NOT be able to submit tenders through Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme or The Depository Trust Company (“DTC”).  If a holder does not have an account with any Dealer Manager, such holder may place a tender offer through any broker, dealer, commercial bank, trust company, other financial institution or other custodian that it customarily uses.  Citigroup Global Markets Inc., as the billing and delivering bank for the Tender Offer (in such capacity, the “Billing and Delivering Bank”), will consolidate all Tender Orders and, upon instruction of Chile, accept Old Notes for purchase pursuant to the Tender Offer, subject to proration as described in the Offer to Purchase, prior to 8:00 a.m., New York time, on December 4, 2014 or as soon as possible thereafter.  Each of Chile and the Billing and Delivering Bank reserves the right, in the sole discretion of each of them, not to accept any or all Tender Orders and to terminate the Tender Offer for any reason.  Tender Orders by a holder of each series of Old Notes must be of principal amounts of at least US$100,000 and integral multiples of US$1,000 in excess thereof, as the case may be depending on the minimum denominations of each series of Old Notes (“Permitted Tender Amounts”).

There is no letter of transmittal for the Tender Offer.  Old Notes held through DTC must be delivered to any of the Dealer Managers for settlement no later than 3:00 p.m., New York time, on the Tender Offer Settlement Date.  Failure to deliver Old Notes on time may result in (i) the issuance of a buy-in notice to the holder at the Billing and Delivering Bank’s option, to be executed in accordance with customary brokerage practices for the corporate fixed income securities, (ii) the cancelation of your Tender Order and in you becoming liable for any damages resulting from that failure, and (iii) in the case of Preferred Tenders, cancelation of any allocation of New Notes in the New Notes Offerings in respect of your related Indication of Interest.  Failure to answer the buy-in notice may result in the Billing and Delivering Bank purchasing the Old Notes and delivering them on the holders’ behalf.  The holder will be required to compensate the Billing and Deliver Bank for any difference in cost related to such purchase.    Holders will not have withdrawal rights with respect to any tenders of Old Notes in the Tender Offer.  Old Notes accepted for purchase will be settled on a delivery versus payment basis with the Billing and Delivering Bank on the Tender Offer Settlement Date in accordance with customary brokerage practices for corporate fixed income securities (i.e., a “desk to desk” or “broker to broker” trade).

If the aggregate Purchase Price would exceed the aggregate Purchase Price payable for the Maximum Purchase Amount and proration occurs, preference will be given to Tender Orders submitted by holders who place firm orders for New Notes prior to the pricing of the New Notes Offerings (“Preferred Tenders”).  Such priority will apply, for each Preferred Tender, with respect to an amount of Tender Orders having a Purchase Price equal to the amount of New Notes ordered by such holder, subject to certain limits.

All Old Notes that are tendered pursuant to Tender Orders placed through a Dealer Manager and accepted will be purchased by the Billing and Delivering Bank.  Only the Billing and Delivering Bank will be liable for the payment of the Purchase Price (which includes Accrued Interest) for Old Notes validly tendered and accepted.  Chile will not be liable under any circumstances for any payment of the Purchase Price (which includes Accrued Interest) to the holders of Old Notes tendered in the Tender Offer.  The Billing and Delivering Bank shall not be liable for payments to any holder of Old Notes validly tendered and accepted for purchase if such holder fails to deliver such Old Notes on or prior to the settlement of the Tender Offer as described in the Offer to Purchase.  The Billing and Delivering Bank shall only have the obligation to sell to Chile the Old Notes validly tendered and accepted for purchase that the Billing and Delivering Bank has actually received pursuant to the Offer to Purchase on the Tender Offer Settlement Date.  Tender Orders that are not for Permitted Tender Amounts will not be accepted.

The Tender Offer is subject to Chile’s right, at its sole discretion and subject to applicable law, to instruct the Dealer Managers to extend, terminate, withdraw or amend the Tender Offer at any time.  Each of Chile and the Billing and Delivering Bank and the Dealer Managers reserves the right, in the sole discretion of each of them, not to accept tenders for any reason.

The Offer to Purchase may be downloaded from the Information Agent’s website at www.dfking.com/chile or obtained from the Information Agent, D.F. King & Co., Inc. in New York, 48 Wall Street, 22nd Floor, New York, NY 10005, (Banks and Brokers call collect: +1 (212) 269-5550; all others call Toll-Free: +1 (877) 478-5046) Attention:  Krystal Scrudato (e-mail:  chile@dfking.com), in London, 1 Ropemaker Street, 11th Floor, London EC2Y 9AW (Tel. +44 (0) 207-9200-9700), or from any of the Dealer Managers.

The Dealer Managers for the Tender Offer are:

Citigroup Global Markets Inc.	HSBC Securities (USA) Inc.	Santander Investment Securities Inc.

390 Greenwich Street New York, New York 10013 United States of America Attention: Liability Management Group	452 Fifth Avenue New York, New York 10018 United States of America Attention: Global Liability Management Group	45 East 53rd Street New York, New York 10022 United States of America Attention: Liability Management Group

Collect: (212) 723-6106 Toll-free: (800) 658-3745	Collect: (212) 525-5552 Toll-free: (888) HSBC-4LM	Collect: (212) 940-1442

Questions regarding the Tender Offer may be directed to the Dealer Managers at the above contact.

Chile has filed a registration statement (including the prospectus supplement and the prospectus) with the SEC for the New Notes Offerings and the issuance of New Notes.  Before you invest, you should read the prospectus in that registration statement and other documents Chile has filed with the SEC for more complete information about Chile and such offerings.  You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.  Alternatively, the Joint Lead Managers and Bookrunners, the Dealer Managers or the Information Agent, as the case may be, will arrange to send you the prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified above.

The following additional information of Chile is available from the SEC’s website and also accompanies this free-writing prospectus:

http://www.sec.gov/Archives/edgar/data/19957/000104746914009658/0001047469-14-009658-index.htm

Contact information:	D.F. King & Co., Inc. 48 Wall Street, 24nd Floor New York, New York 10005 Banks and Brokers, Call Collect: (212) 269-5550 All Others Call Toll-Free: (877) 478-5046

Email: chile@dfking.com
www.dfking.com/chile

In London:
1 Ropemaker Street, 11th Floor London EC2Y 9AW
Tel: +44 (0) 207-920-9700

Important Notice

The distribution of materials relating to the New Notes Offerings or the Tender Offer and the transactions contemplated by the New Notes Offerings and the Tender Offer may be restricted by law in certain jurisdictions.  Each of the New Notes Offerings and the Tender Offer is void in all jurisdictions where it is prohibited.  If materials relating to the New Notes Offerings or the Tender Offer come into your possession, you are required by Chile to inform yourself of and to observe all of these restrictions.  The materials relating to the New Notes Offerings or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law.  If a jurisdiction requires that the New Notes Offerings or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Notes Offerings or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate in that jurisdiction.  Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

The New Notes are not authorized for public offering under the Austrian Capital Markets Act (Kapitalmarktgesetz) and no public offers or public sales or invitation to make such an offer may be made.  No advertisements may be published and no marketing materials may be made available or distributed in Austria in respect of the New Notes.  A public offering of the securities in Austria without the prior publication of a prospectus in accordance with the Austrian Capital Market Act would constitute a criminal offense under Austrian law.

The New Notes are being offered and sold only to Accredited Investors (as defined in the Securities Industry Regulations, 2012) and will be subject to the resale restrictions contained in Regulation 117.  As a condition of the purchase of the New Notes, each purchaser will be required to attest to the purchaser’s status as an Accredited Investor acknowledging that the securities purchased are subject to restrictions on resale.

The New Notes Offerings and the Tender Offer do not constitute public offerings within the meaning of Article 3, §2 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”).  The Tender Offer will not constitute a public offering within the meaning of Article 3, §2 of the Prospectus Law nor pursuant to Articles 3, §1, 1° and 6 of the Belgian Law of April 1, 2007 on takeover bids (the “Takeover Law”).  The New Notes Offerings and the Tender Offer will be exclusively conducted under applicable private placement exemptions and has therefore not been, and will not be, notified to, and any other offer material relating to the New Notes Offerings (has not been, and will not be, approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten).  The New Notes Offerings as well as the New Notes Offerings materials may only be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium who qualify as “Qualified Investors” as defined in Article 10, §1 of the Prospectus Law and as referred to in Article 6, §3, 1° of the Takeover Law, and who are acting for their own account, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law and the Takeover Law.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the New Notes that has been approved by the French Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the French Autorité des marchés financiers and to Chile; neither the Tender Offer nor the New Notes have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the materials relating to the New Notes have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to qualified investors (investisseurs qualifiés) other than individuals investing for their own account, as defined in Articles L. 411-2 and D. 411-1, of the French Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired New Notes may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.  The other legal entities referred to in Articles L. 341-2 1° and D. 341-1 of the French Code monétaire et financier are eligible to participate in the Tender Offer.  The Tender Offer has not been and will not be submitted to the clearance procedures (visa) of nor approved by the Autorité des marchés financier.

No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the securities, or distribution of a prospectus or any other offer materials and that, in particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz) of June 22, 2005, as amended (the “German Securities Prospectus Act”), has been or will be published within the Federal Republic of Germany.

In Italy, this announcement is only being distributed to and is only directed at, and the prospectus supplement and the Offer to Purchase documents may only be distributed, directly or indirectly, to qualified investors.

In Luxembourg, this announcement has been prepared on the basis that the New Notes Offerings and the Tender Offer will be made pursuant to an exemption under Article 3 of the Prospectus Directive from the requirement to produce a prospectus for offers of securities.

In the Netherlands, the New Notes may not be offered or sold, directly or indirectly, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Neither the communication of this announcement nor any other offer material relating to the New Notes Offerings and the Tender Offer has been approved, by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000.  This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (as so amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.  Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

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